Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Valeant Voice

Sept. 29 edition

For eye care professionals, seeing is B+Lieving

More than 225 eye care professionals from around the U.S. gathered this month to learn more about the science behind the new Bausch + Lomb ULTRA® with MoistureSeal® technology contact lenses, the monthly silicone hydrogel contact lens launched earlier this year.

The educational event, B+Lieve™ (Bausch + Lomb Initiative for Eyecare and Vision Experts), was the second such meeting held by Bausch + Lomb this year. “The first B+Lieve event in February was a tremendous success and we had strong anticipation and demand for this second meeting,” said Mark McKenna, vice president and general manager, U.S. Vision Care. “Through these meetings we look to provide doctors and their staff with information about the latest in eye care technology and to encourage them to educate their patients about these innovations.”

Attendee feedback has been positive. “To provide my patients with the best products in this new era of digital devices, I am constantly looking to learn more about new breakthrough technologies and products,” said Dr. Brittany Mitchell of Birmingham, AL. “This event gave me a chance to learn more about ULTRA, as well as other Bausch + Lomb products, and how my patients will benefit.”

“The event proved to be the ideal forum in which to learn about innovative technologies and to share ideas with other members of the eye care community,” said Dr. Lance Anderson of Portland, OR. This was a worthwhile endeavor that will help all of us to continue meeting the evolving needs of our patients.”

During workshops, attendees were provided the opportunity to experience ULTRA first-hand at a mock Bausch + Lomb Optometry Office. “This continues to be the most effective way to highlight the product’s performance, even with the most skeptical doctors,” McKenna said.

The B+Lieve event was only one part of the wave of momentum the U.S. Vision Care business is currently riding. In 2014 the business has been experiencing a turnaround:

•	The overall contact lens business will finish 2014 at approximately 17% growth year-over-year, driven primarily by the successful launch of ULTRA and the dramatic growth of Biotrue® ONEday contact lenses;

•	According to third-party data, Bausch + Lomb’s market share has grown by 2.3% since the third quarter of 2013, when it was acquired by Valeant;

•	Based on this early success, Valeant and Bausch + Lomb are investing in two additional manufacturing lines for ULTRA at the Rochester, NY facility as well as expanding its sales force by 50%;

•	Biotrue® ONEday, which launched in 2012, grew by nearly 100% in the third-quarter of 2014 compared with the prior year;

•	Vision Care will launch four to five new products over the next two years, further spurring growth;

•	Future contact lens growth may also come from Valeant’s recent acquisition of Bescon, a Korean company that offers immediate opportunities in Asia as well as the potential to sell cosmetic colored contact lenses on a global basis.

•	ULTRA has launched a digital direct-to-consumer campaign to improve awareness and drive trial usage. Plans target more than 175 million impressions in 2014 alone.

“The U.S. Vision Care business is on track to achieve its top- and bottom-line targets for the year,” said McKenna. “The willingness of eye care professionals to provide better patient care through new technologies such as ULTRA has helped to put our Vision Care business on firm ground and helped us achieve an unprecedented growth trajectory.”

Don’t Hide It, Fight It (with Jublia)

Valeant’s Jublia is the first new branded onychomycosis (a common and destructive nail infection) prescription offering in 15 years. With its recent launch to the sales force, prescriptions for Jublia are on an upward trajectory, with 4,562 prescriptions filled for the week ending Sept 19. To further accelerate demand and awareness, the Jublia marketing team has launched a direct-to-consumer advertising campaign.

The campaign is currently focused on magazine advertisements and the Internet with a goal of creating awareness of Jublia and to activate patients who are seeking treatment for onychomycosis to ask their physician if Jublia is right for them. An estimated 35 million Americans suffer from onychomycosis and approximately 3.5 million prescriptions are written for these patients annually.

Jublia consumer print ads began appearing September 12 issue of People magazine. Consumer ads will also appear in Sports Illustrated, Time, U.S. Weekly, TV Guide, Entertainment Weekly and Health throughout the rest of the year. The ads utilize a boxer character with a “Don’t Hide It, Fight It” theme to help motivate patients to seek treatment using Jublia.

Jublia is also establishing a significant presence on consumer health websites such as WebMD and Everyday Health. Banner ads for Jublia will appear when a consumer visits the onychomycosis section of these sites. Clicking on the ad will direct consumers to the Jublia website for additional information and coupons.

“As stated on our second-quarter earnings call, we also plan to make a substantial investment in TV advertising, which would commence sometime in the fourth quarter,” said Deb Jorn, senior vice president, general manager-dermatology. “We intend to run the advertising at levels which will provide for significant reach and frequency among the target audience. We believe our extensive direct-to-consumer strategy encompassing TV, print and digital, combined with our excellent sales teams, will accelerate growth of Jublia in the significant onychomycosis market, where treatment needs are largely unmet.”

First Valeant product launched in Western Europe

In its quest to be the fastest growing healthcare company in Western Europe – where “fastest growing” means sustained outperformance of its competitors in the healthcare segment, one of the keys to success for Valeant Western Europe is to expand its business.

“Geo-expansion is a priority for this year,” said Gaelle Waltinger, vice president, Western Europe. “Being part of Valeant is granting Western Europe access to a wide portfolio of new products. Earlier this year we held a series of business development workshops and stated our ambition to launch more than 100 new products across Western Europe.”

Waltinger and her team created a competition among the six regional businesses that make up Valeant Western Europe: the fastest to launch a product, the biggest number of launches and the highest number of sales.

So far, the fastest launch has gone to Italy. In July it launched Zinalfat, a dermatological product. Just two months following the launch, more than 5,600 units have been sold and physician feedback about the product has been positive. Italy is also preparing for the launch of Fidibiotin, an OTC food supplement.

Waltinger added that several local brand launches are planned for Germany this quarter.

Positive top-line results for new ophthalmic drugs

Bausch + Lomb announced positive results this week for two ophthalmic treatments. Glaucoma drug candidate VESNEO® has met the primary endpoint in its Phase 3 studies and is expected to launch in the U.S. during the first half of 2016. VESNEO is licensed by ophthalmic company Nicox to Bausch + Lomb and has peak sales potential of approximately $500 million in the U.S. and $1 billion globally.

Next-generation lotepredinol met the primary endpoints in its Phase 3 studies for eliminating inflammation and pain following cataract surgery. It is expected to launch in the U.S. in the second half of 2016 and if approved would be the first twice-daily ophthalmic steroid available.

Results of the VESNEO studies confirm that it effectively lowered intraocular pressure (IOP) which is critical in the management of glaucoma or ocular hypertension. Several large trials have demonstrated that reducing IOP can prevent the progression of glaucoma in both early and late stages of the disease.

“Glaucoma is the second-leading cause of preventable blindness in the world and we feel VESNEO can be a key contributory in this important category,” said Tracy Valorie, senior vice president and general manager, ophthalmology pharmaceuticals.

“The initial Phase 3 study for next-generation lotepredinol highlights our ophthalmic formulation expertise and validates that this new formulation is beneficial at a lower concentration and with less-frequent dosing,” Valorie added. “We’re extremely proud of our R&D teams who have worked diligently to bring these programs to this point.”

“Both of these results continue to demonstrate Valeant’s commitment to funding and developing innovative ophthalmic pharmaceuticals compounds,” said Mike Pearson. “Our R&D teams at Valeant and Bausch + Lomb are proving that an output-driven approach to R&D delivers more value to our shareholders and benefits physicians and the patients they serve.”

Valeant leadership participates in investor meeting

Mike Pearson, Howard Schiller and other Valeant senior leaders participated last week in a webcast hosted by the International Strategy and Investment (ISI) Group, which recently initiated analyst coverage for Valeant with a “buy” recommendation and a stock price target of $170. Here are some highlights from the webcast.

Commenting on recent press reports that Allergan is in talks to acquire Salix Pharmaceuticals, Pearson said he felt a deal would be expensive and that there are limited synergies between Allergan and Salix. “It seems inconsistent with what they’ve said publicly and in the courtroom,” said Pearson. “We’ll have to see if the reports are true or if it’s an attempt by Allergan to muddy the waters and create confusion.”

A special meeting for Allergan shareholders is set for December 18, 2014 and a record date of October 30, 2014 has been established. “In the meantime, we are reporting our third-quarter results on October 20 and investors will see that our business model is working and sustainable,” Pearson said. “We expect our results to beat consensus on revenue and be better than guidance on cash EPS, organic growth, restructuring charges and adjusted cash flow from operations.”

When asked what the investment case is for Valeant on a standalone basis, Pearson and Schiller listed Valeant’s organic growth rate in the high single digits; advantageous tax rates that allow Valeant to continue to do deals; a track record of good capital allocation; 20% cash EPS; and a diversified product and geographic mix. “It makes for an attractive growth profile,” said Schiller, “and given that profile, we are undervalued.”

“The combination of Valeant and Allergan is far superior to the combination of Allergan and any other company,” said Pearson. “When you get down to business fundamentals – what makes sense strategically and financially – this is a perfect fit. If Allergan is doing what is best for its shareholders, they would come to realize that.”

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.